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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _1_ )*

                                FIRST TEAM SPORTS INC
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337-157-101
                                -----------------
                                 (CUSIP Number)

                      Shawn Barnes, Portfolio Analyst
                             MAXUS INVESTMENT GROUP
                       1301 EAST NINTH STREET, SUITE 3600
                           CLEVELAND, OHIO 44114-1800
                                 (216) 687-1000
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  FEBRUARY 12, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 337-157-101
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Maxus Investment Group / ID # 34-1049596
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
        00
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                   105,000
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                        277,000
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                        105,000
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                            277,000
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              382,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.58 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
                IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 337-157-101
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gelfand Maxus Asset Management Inc. / ID # 34-1654250
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                0
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                    277,000
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                     0
                   ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        277,000
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         277,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.77 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IA
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 337-157-101
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Frederick D. DiSanto / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF                 5,000
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                      5,000
                   ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          5,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.09 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
 RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 337-157-101
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard A. Barone / SS # ###-##-####
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
00
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
-------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
NUMBER OF               105,000
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                    277,000
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                    105,000
                   ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                        277,000
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         382,000
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.58 %
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
                            Amendment to Schedule 13D

Item 1.           Security and Issuer

         This Statement relates to the shares of Common Stock (the "Shares") of First Team Sports. The address of Issuer's principal officers is 1201 Lund Blvd, Anoka, Minnesota 55303-1092.

Item 2.           Identity and Background

         This Amendment Statement is filed on behalf of all persons and entities and participants of Resource Management, Inc., an entity incorporated under the laws of the State of Ohio and commonly known as the Maxus Investment Group (hereinafter "MIG"), Frederick D. DiSanto, an individual (hereinafter
"Mr. DiSanto"), Richard A. Barone, an individual (hereinafter "Mr. Barone"), Gelfand Maxus Asset Management Inc, an entity incorporated under the laws of the State of Ohio (hereinafter "GMAM") and Maxus Securities Corp, an entity incorporated under the laws of the State of Ohio (hereinafter "MSC"). The aforementioned person and entities are collectively referred to herein as the "Filing Persons". The business address of the aforementioned persons and entities is 1301 East Ninth Street, 36th Floor, Cleveland, Ohio 44114-1800.

         The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

         GMAM and MAM are registered investment advisors having the power to dispose of the Shares owned by the investment clients for which they act as advisors. MSC is a broker-dealer. MIG is a financial services corporation which owns all of the outstanding shares of GMAM, MAM and MSC. Mr. DiSanto is a director of GMAM; director and Chief Operating Officer of MIG. Mr. Barone is a director of GMAM; the controlling shareholder of MIG; principally employed as CEO and President of MIG, MAM and MSC; Chairman of Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund, Maxus Ohio Heartland Fund, and Maxus Aggressive Value Fund, all of which are registered under the Investment Company Act of 1940. See Amended Exhibit A attached to this amended Schedule 13D for additional information on executive officers.

Item 3.           Source and Amount of Funds or Other Consideration

         GMAM owns no Shares directly but GMAM may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 277,000 Shares purchased by GMAM for the account of its investment clients. GMAM disclaims beneficial ownership of such Shares.

Item 4.           Purpose of Transaction

         The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may intend to purchase additional Shares. However, depending upon such factors, the Filing Persons may also maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.           Interest in Securities of the Issuer

         Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of February 12, 1999, and the percentage of the Shares outstanding represented by such ownership (based on 5,803,861 shares outstanding):

Name:                              No. of Shares         Percent of Class

Gelfand Maxus Asset                  277,000                   4.77 %
 Management, Inc.(1)

Maxus Asset Management(2)             75,000                   1.29 %

Frederick D. DiSanto(3)                5,000                   0.09 %

Total(4)                             382,000                   6.58 %

(1) These Shares are owned by investment clients of GMAM and MAM who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares under its Investment Management Agreement with such clients. GMAM disclaims beneficial ownership of all such Shares.
(2) MAM disclaims beneficial ownership of all such Shares. (3) Mr. DiSanto claims beneficial ownership of these shares. (4) Mr. Barone owns no Shares directly but, by virtue of his positions as CEO and President of MAM and MIG he may be deemed to beneficially own the 382,000 Shares. Mr. Barone disclaims beneficial ownership of all such Shares.

Item 6.           Contracts, Arrangements, Understanding or
                  Relationships with Respect to Securities of the Issuer.

         Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7.           Material to be Filed as Exhibits

Exhibit A Description of Directors and Executive officers of GMAM, MAM and MIG, and MSC.

Exhibit B Relevant Transactions in Shares.

Exhibit C Conforming Copy

                                   Signatures


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                    Gelfand Maxus Asset Management


Date: ___________   by: /s/ Denis J. Amato
                    Denis J. Amato, President




                    Maxus Asset Management

Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone





                    Maxus Investment Group

Date: ___________   by:/s/ Richard A. Barone
                    Richard A. Barone, President




                    Maxus Securities Corp

Date: ___________   by: /s/ Richard A. Barone
                    Richard A. Barone, President

                                    Exhibit A
Entity                           Directors 1, 2        Executive Officers
----------------------           ------------------    -------------------------
Gelfand Maxus Asset              Denis Amato           Denis Amato,
Management, Inc.                                       President

                                                       Robert W. Curtin,
                                                       Secretary

                                 Richard A. Barone

                                 Fred D. DiSanto

                                 Ivan Gelfand

                                 Umberto Fedeli



Maxus Asset Management           Richard A. Barone     Richard A. Barone,
                                                       President

                                                       Robert W. Curtin,
                                                       Secretary

                                 N. Lee Dietrich

                                 Sanford Fox



Maxus Investment Group           Richard A. Barone     Richard A. Barone,
                                                       Chief Executive Officer

                                                       Robert W. Curtin,
                                                       Secretary & Sr. Vice-
                                                       President

                                 Ivan Gelfand          Ivan Gelfand, Chairman

                                 Fred D. DiSanto       Fred D. DiSanto, Chief
                                                       Operating Officer

                                 Denis J. Amato        Denis J. Amato, Chief
                                                       Investment Officer

                                 Alan R. Schwartz



Maxus Securities Corp.           Richard A. Barone     Richard A. Barone,
                                                       CEO & President

                                 Robert W. Curtin      Robert W. Curtin,
                                                       Secretary

                                 Robert F. Pincus      Robert F. Pincus,
                                                       Vice President


1 Each of the Directors and Executive Officers listed above is a United States citizen.

2 The business address of the Filing Persons are as follows: Denis J. Amato; Richard A. Barone; Robert W. Curtin; N. Lee Dietrich; Fred D. DiSanto; Umberto Fedeli; Sanford Fox; Ivan Gelfand; Robert F. Pincus; Alan R. Schwartz; Gelfand Maxus Asset Management, Inc.; Maxus Asset Management, Inc.; Maxus Investment Group; and Maxus Securities Corp.: 1301 East Ninth Street, 36th Floor Cleveland, Ohio 44114-1800.

                                    EXHIBIT B

                            	First Team Sports (FTSP)
                            SECURITY CROSS REFERENCE

Date                                      Unit
Purchased              Quantity           Cost
---------             ----------         ------
06-25-98			2,000			1.938
06-25-98			1,430			1.938
06-25-98			1,500			1.938
06-25-98			   70			1.938
07-06-98			5,000			2.000
08-17-98			1,400			2.125
08-28-98			1,300			1.813
08-31-98			7,300			1.625
10-27-98		     10,000			1.281
10-29-98			1,400			1.250
10-30-98			8,600			1.250
10-30-98			5,000			1.250
11-02-98			1,000			1.345
11-02-98			5,000			1.343
11-03-98			1,000			1.347
11-03-98			2,000			1.468
11-03-98			  200			1.468
11-09-98			5,800			1.406
11-13-98		     10,000			1.409
11-24-98			5,000			1.020
11-24-98			2,000			1.186
11-24-98			1,000			1.309
11-24-98			1,000			1.372
11-24-98			1,000			1.497
11-24-98			1,000			1.019
11-24-98			  600			1.519
11-24-98			3,400			1.644
11-24-98			1,700			1.397
11-24-98			2,400			1.519
11-24-98			  900			1.644
11-24-98			5,000			1.020
11-24-98			5,000			1.281
11-24-98		     10,000			0.938
11-25-98			1,000			1.461
11-25-98			  800			1.488
11-25-98			3,200			1.519
11-25-98			1,000			1.379
11-25-98			  800			1.499
11-25-98			1,000			1.499
11-25-98			2,200			1.530
11-30-98			5,000			1.395
11-30-98		     10,000			0.938
12-01-98			1,000			1.467
12-01-98			2,000			1.271
12-01-98			1,000			1.269
12-01-98			2,000			1.394
12-03-98			1,000			1.336
12-03-98			4,000			1.394
12-11-98			2,000			1.087
12-11-98			2,700			1.084
12-11-98			4,000			1.113
12-11-98			  100			1.145
12-11-98			3,200			1.270
12-11-98			1,000			1.243
12-11-98			4,000			1.269
12-14-98			1,000			1.160
12-14-98			3,000			1.218
12-15-98			1,000			1.149
12-15-98			4,000			1.207
12-15-98			5,000			1.207
12-18-98			1,000			1.160
12-18-98			2,000			1.155
12-18-98			2,000			1.063
12-22-98			3,000			1.000
12-23-98			1,500			0.991
12-23-98			3,500			1.019
12-28-98			1,000			1.024
12-28-98			4,000			1.082
12-28-98			1,000			1.024
12-28-98			4,000			1.082
12-29-98		     15,000			1.219
12-29-98			5,000			1.176
12-29-98			5,000			1.031
12-29-98			5,000			1.031
12-29-98			5,000			1.201
12-30-98			1,000			1.368
12-30-98			4,000			1.394
12-30-98			2,500			1.457
12-30-98			2,500			1.519
01-06-99		     10,000			1.250
01-08-99			5,000			1.188
01-11-99			1,300			1.335
01-11-99			1,000			1.332
01-11-99			1,200			1.394
01-11-99			1,500			1.457
01-11-99			1,000			1.461
01-11-99			2,000			1.457
01-11-99			1,000			1.274
01-15-99			5,000			1.645
01-19-99			1,000			1.660
01-19-99			  500			1.655
01-19-99			1,000			1.718
01-19-99			  500			1.780
01-26-99			5,000			1.770
01-26-99			5,000			1.707
01-27-99			1,000			1.743
01-27-99			1,000			1.738
01-27-99			2,000			1.738
01-27-99			1,000			1.738
01-27-99			  500			1.738
01-28-99			2,000			1.771
01-28-99			2,100			1.894
01-28-99			  900			1.957
01-28-99			5,500			1.707
01-28-99			  400			1.769
01-28-99			3,600			1.894
01-28-99			2,000			1.769
01-28-99			1,200			1.832
01-28-99			1,800			1.894
01-28-99			6,000			1.769
01-28-99			1,000			1.769
01-28-99			2,000			1.769
01-28-99			1,000			1.769
02-01-99			1,000			1.805
02-01-99			1,000			1.800
02-01-99			1,000			1.832
02-01-99			2,000			1.894
02-01-99			1,000			1.769
02-01-99			2,000			1.832
02-01-99			2,000			1.894
02-02-99			5,000			1.895
02-02-99			1,100			1.773
02-02-99			3,900			1.894
02-02-99			3,000			1.769
02-02-99			  100			1.832
02-02-99			1,900			1.894
02-02-99			1,000			1.769
02-02-99			1,300			1.832
02-02-99			2,700			1.894
02-02-99			1,000			1.769
02-02-99			4,000			1.894
02-03-99			1,000			1.961
02-03-99			  100			1.988
02-03-99			3,900			2.019
02-04-99			1,000			1.899
02-04-99			9,000			2.019
02-04-99			1,000			1.832
02-04-99			1,800			1.832
02-04-99			2,000			1.894
02-04-99			  150			2.019
02-04-99			  100			2.019
02-04-99			1,000			2.019
02-04-99			1,000			2.019
02-04-99			2,950			2.019